

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

<u>Via E-mail</u>
Mike Cederstrom
General Counsel and Corporate Secretary
Richfield Oil & Gas Company
15 W. South Temple, Suite 1050
Salt Lake City, Utah 84101

Re: Richfield Oil & Gas Company
Registration Statement on Form 10
Filed December 30, 2011
File No. 0-54576

Dear Mr. Cederstrom:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Reed W. Topham, Esq.
       Stoel Rives LLP